IMPERIAL METALS CORPORATION

July 10, 2003


03024545

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

03 JUL 16 AM 7:21

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of the Imperial Metals Corporation news release issued on July 9, 2003.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

dlw 7/16

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Options Claims in the Atlin Area

Vancouver (July 9, 2003) - Imperial Metals Corporation (III:TSX) has optioned claims covering the Joss'alun high grade copper showing from Copper Ridge Explorations Inc., together with other claims in the area of the Joss'alun optioned by Copper Ridge from Tenajon Resources Corp.

Joss'alun is a new, high grade copper discovery made by the British Columbia Geological Survey in 2002. Rock samples from the showing returned values as high as 10.15% copper. Mineralization is hosted in mafic submarine volcanoclastic rocks of the Cache Creek complex, which had previously not been known to host base metal occurrences in this part of British Columbia.

Under the terms of the Joss'alun option, Imperial can acquire a 100% working interest in the Joss'alun claims by paying $10,000 to Copper Ridge on signing the option agreement and issuing 100,000 of its common shares to Copper Ridge, within one year of signing. Imperial must also issue an additional 100,000 common shares to Copper Ridge after Imperial has spent $2.5 million on the claims. There are no minimum property expenditure commitments. Copper Ridge will retain a 2% Net Operating Profits Royalty. Imperial has the right to purchase all or part of this royalty at any time up to one year after a production decision has been made on the property. The purchase price for the first half of the royalty is $1 million, and is $2 million for the second half.

The option includes the right to acquire a 100% working interest in the adjoining property acquired by Copper Ridge from Tenajon Resources Corp. Imperial will be responsible for cash payments of $8,500 due to Tenajon while Copper Ridge will continue to be responsible for share issuances to Tenajon. Tenajon retains a 1% net smelter return royalty on the adjoining claims. This royalty can be bought down to 0.5% for $250,000. Terms of the agreement are subject to regulatory and board approval.

The Joss'Alun and adjoining claims are an important addition to Imperial's Nak property claims which were staked by Imperial in 2002 to cover the on strike extension of favorable stratigraphy hosting the high grade copper mineralization discovered on the Joss'alun claims.

The claim package is located approximately 75 kilometres southeast of Atlin in northwest British Columbia. Imperial is currently conducting a field program of mapping and geophysics, to be followed by drilling if warranted.

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For further information contact:
Brian Kynoch, President - 604.669.8959
or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com